As filed with the Securities and Exchange Commission on August 9, 1996
                                Registration No.
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
             Registration Statement Under the Securities Act of 1933

                          FIRST MIDWEST FINANCIAL, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                     42-1406262
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation)

                            James S. Haahr, President
                          First Midwest Financial, Inc.
                                  Fifth at Erie
                             Storm Lake, Iowa 50588
                                 (712) 732-4117
                       (Name, address, including zip code,
                      and telephone number, including area
                           code, of agent for service)

                                  Fifth at Erie
                             Storm Lake, Iowa 50588
                                 (712) 732-4117
               (Address, including zip code, and telephone number,
            including area code, of registrant's principal executive
                                    offices)

                           WITH COPIES OF NOTICES TO:
                            JEFFREY M. WERTHAN, P.C.
                           CHRISTOPHER R. KELLY, P.C.
                           MICHAEL S. SADOW, ESQUIRE
                         Silver, Freedman & Taff, L.L.P.
                        (A Limited Liability Partnership
                      Including Professional Corporations)
                              Suite 700, East Tower
                           1100 New York Avenue, N.W.
                           Washington, D.C. 20005-3934

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                [ ] ____________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

                                                               Proposed maximum        Proposed maximum
    Title of each class of securities       Amount to be      offering price per      aggregate offering         Amount of
            to be registered                 registered            share(1)                price(1)         registration fee(1)
            ----------------                 ----------            --------                --------         -------------------
Common Stock, $.01 par value             190,000 shares            $21.75                $4,132,500              $1,425

(1) Calculated in accordance with Rule 457(c) based on the average of the high and low sales prices of the Common Stock, as reported on The Nasdaq National Market on August 6, 1996, solely for the purpose of calculating the amount of the registration fee. The Company is registering the Shares (as defined in the Prospectus) in anticipation of demands for registration by the Selling Stockholders pursuant to the Shareholder Agreement, dated May 20, 1996 by and among the Company and the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company will bear all of the costs of registering the Shares under the Securities Act of 1933, which will amount to approximately $16,000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS


                                 190,000 SHARES


                          FIRST MIDWEST FINANCIAL, INC.

                                  COMMON STOCK
                           ($.01 par value per share)


         The 190,000 shares (the "Shares") of common stock, $.01 par value per share ("Common Stock"), of First Midwest Financial, Inc., a Delaware corporation ("First Midwest" or the "Company"), may be offered for sale from time to time by and for the account of certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Selling Stockholders acquired the Shares in connection with the merger (the "Merger") of Central West Bancorporation, an Iowa corporation ("CWB"), with and into the Company pursuant to the Agreement and Plan of Merger and Reorganization, dated May 20, 1996, by and between the Company and CWB (the "Merger Agreement"). The Company is registering the Shares in anticipation of demands for registration by the Selling Stockholders pursuant to the Shareholder Agreement, dated May 20, 1996, by and among the Company and the Selling Stockholders (the "Stockholder Agreement"). The Company will not receive any of the proceeds from the sale of the Shares by Selling Stockholders, but has agreed to bear all the expenses of registration of the Shares. See "Plan of Distribution."

         The Common Stock is traded on the Nasdaq Stock Market under the symbol "CASH." On September __, 1996, the last reported sale price of Common Stock on the Nasdaq Stock Market was $_________ per share.

         The Selling Stockholders, or their transferees, from time to time may offer and sell the Shares directly or through agents or broker-dealers on terms to be determined at the time of sale. See "Plan of Distribution" for information concerning commissions or discounts with respect to offers and sales of Shares.

         The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and, in such event, any commissions received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

              THE SECURITIES OFFERED HEREBY INVOLVE CERTAIN RISKS.
                      SEE "RISK FACTORS" ON PAGE 2 HEREIN.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION (THE "SEC"), THE OFFICE OF THRIFT SUPERVISION
           (THE "OTS"), ANY STATE SECURITIES COMMISSION, OR ANY OTHER
               GOVERNMENTAL AGENCY, NOR HAS THE SEC, THE OTS, ANY
                 STATE SECURITIES COMMISSION OR ANY OTHER AGENCY
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


              THE DATE OF THIS PROSPECTUS IS SEPTEMBER ____, 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York, 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company's electronic filings with the Commission. The address of the Commission's Web site is "http://www.sec.gov".

         The Company has filed with the Commission a registration statement on Form S-3 (together with any amendments, the "Registration Statement") under the Securities Act, covering the shares of Common Stock being offered by this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information and undertakings set forth in the Registration Statement and reference is made to such Registration Statement, including exhibits, which may be inspected and obtained in the manner and at the locations specified above, for further information with respect to the Company and the Common Stock. Statements contained in this Prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed by the Company with the Commission are incorporated by reference into this Prospectus:

         (i) The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1995;

         (ii) the Company's definitive Proxy Statement dated December 13, 1995 for its Annual Meeting of Stockholders held on January 23, 1996;

         (iii) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (i) above; and

         (iv) The description of Common Stock in the Company's registration statement on Form 8-A filed with the Commission (File No. 0-22140) on July 23, 1993, and all amendments or reports filed for the purpose of updating such description.

         In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made pursuant to the Registration Statement shall be deemed to be incorporated by reference into and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document so incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus, or in any other subsequently filed document which is also incorporated by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

         This Prospectus incorporates documents by reference with respect to the Company that are not presented herein or delivered herewith. Copies of these documents (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in such document or herein) are available without charge, upon written or oral request to the Company, to any person to whom this Prospectus is delivered: Fifth at Erie, P.O. Box 1307, Storm Lake, Iowa 50588, Attention: Kristi L. Frey; (712) 732-4117.

                                  RISK FACTORS

         Before investing in shares of the Common Stock offered hereby, prospective investors should consider carefully the matters presented below.

REGULATORY OVERSIGHT

         The Company currently has two wholly-owned subsidiaries, First Federal Savings Bank of the Midwest, a federally-chartered thrift institution ("First Federal") and Security State Bank, an Iowa-chartered commercial bank ("Security" and when referred to with First Federal, the "Banks"). First Federal is subject to extensive regulation, supervision and examination by the OTS, as its chartering authority and primary federal regulator, and by the Federal Deposit Insurance Corporation (the "FDIC"), which insures its deposits up to applicable limits. First Federal is a member of the Federal Home Loan Bank System and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System (the "FRB"). Such regulation and supervision governs the activities in which an institution can engage and the manner in which such activities are conducted, and is intended primarily for the protection of the insurance fund and depositors. Security is subject to extensive regulation, supervision and examination by the Iowa Superintendent of Banking (the "ISB") and the FRB, which are its state and primary federal regulators, respectively. It is also subject to regulation by the FDIC, which insures its deposits up to applicable limits. As with First Federal, such regulation and supervision governs the activities in which it can engage and the manner in which such activities are conducted and is intended primarily for the protection of the insurance fund and depositors.

         The Company is regulated as both a thrift holding company by the OTS and as a bank holding company by the FRB. As a thrift holding company, the Company must file reports with the OTS and is subject to regular examination by the OTS. Bank holding companies are subject to comprehensive regulation by the FRB under the Bank Holding Company Act of 1956 (the "BHCA") and the regulations of the FRB. As a bank holding company, the Company must also file reports with the FRB and such additional information as the FRB may require, and is subject to regular inspections by the FRB. The FRB also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Similar authority exists for the OTS as the regulator of thrift holding companies. Although a thrift holding company's activities are generally unlimited, due to the dual nature of its holding company status, the Company is subject to the more restrictive activity limitations imposed under the BHCA and in general may engage in only those activities that the FRB has determined to be closely related to banking.

         Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities which are intended to strengthen the financial condition of the banking industry, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether by the OTS, the FDIC, the FRB or the Congress could have a material impact on the Company, First Federal or Security and their respective operations.

INTEREST RATE RISK

         The profitability of the Banks, like that of most financial institutions, is dependent to a large extent upon their net interest income, which is the difference between their interest income on interest-earning assets, such as loans and investments, and their interest expense on interest-bearing liabilities, such as deposits. Increases in market rates of interest generally adversely affect the net interest income of most financial institutions. The Banks are subject to interest rate risk ("IRR") to the extent that their interest-bearing liabilities with short and intermediate-term maturities reprice more rapidly, or on a different basis, than their interest-earning assets. Management of the Banks believe it is important to manage the relationship between IRR and the effect on the Banks' net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of the Banks' assets and liabilities is done within the context of the marketplace, but also within limits established by the Banks' Boards of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

         OTS regulations use a net market value methodology to measure the IRR exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of IRR in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of the deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is defined as 2% of the present value of its assets. The rule will not become effective until the OTS evaluates the process by which savings associations may appeal an IRR deduction determination. It is uncertain as to when this evaluation may be completed. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise. Nevertheless, utilizing this measurement concept, at June 30, 1996, First Federal's IRR was considered "normal" under the OTS regulations and no additional risk-based capital was required.

         The FRB, together with the FDIC and the Office of the Comptroller of the Currency, have adopted a joint policy statement on the management of IRR for their respective regulated banks. Such policy statement provides guidance to banks in the management of IRR. The management of IRR is a factor to be considered by the agencies in assessing the capital adequacy of a bank and the agencies may require their regulated institutions to hold additional capital to account for IRR. Unlike the OTS rule, however, the banking agencies have not adopted an explicit supervisory model, such as the NPV model, for assessing IRR due to the diversity and complexity of a bank's balance sheet which generally is not concentrated in mortgage related assets. Management believes that Security's IRR profile at June 30, 1996 should not result in the need to hold additional capital.

COMPETITIVE DISADVANTAGE CAUSED BY THE CURRENT DISPARITY BEWEEN BIF AND SAIF DEPOSIT INSURANCE PREMIUMS

         Federal law requires that the FDIC maintain reserves of at least 1.25% of insured deposits at both the Savings Association Insurance Fund (the "SAIF"), which insures First Federal's deposits, and the Bank Insurance Fund ("BIF"), which insures Security's deposits, up to applicable limits. The reserves are funded through the payment of insurance premiums by the insured institution members of each fund. The BIF reached this level during 1995 enabling the FDIC to reduce BIF insurance premiums to a range of .04% to .27% of deposits for the second half of 1996 (as compared to the previous range of 0.23% to 0.31% of deposits for both BIF and SAIF-insured institutions). Effective in January 1996, the FDIC again revised the premium schedule for BIF-insured banks to provide for a range of 0% to 0.23% of deposits with an annual statutory minimum payment of $2,000. The revised premium schedule became effective in January 1996. The FDIC action does not affect the premium rates currently applicable to SAIF members, such as First Federal, which continue to range from 0.23% to 0.31% of deposits depending on the institution's capital level and other factors. As a result, BIF members generally pay lower premiums than SAIF members. While the magnitude of the competitive advantage of BIF-insured institutions and its impact on First Federal's results of operations cannot be determined at this time, the decrease in BIF premiums could place First Federal and other SAIF members at a material competitive disadvantage. First Federal currently qualifies for the minimum SAIF premium level of 0.23% of deposits.

PROPOSED SPECIAL ASSESSMENT ON SAIF-INSURED DEPOSITS

         Proposed federal legislation provides for a one-time assessment (in an amount sufficient for the SAIF to achieve the 1.25% reserve ratio), currently estimated at 0.80% to 0.90%, to be imposed on all SAIF-insured deposits, including those held by commercial banks, and for a portion of BIF deposit insurance premiums to be used to pay the Financing Corporation ("FICO") bond interest. If a requirement were implemented as of March 31, 1995 (as currently proposed) for First Federal to pay a one-time assessment equal to 0.90% of SAIF assessable deposits, the amount of such assessment would have been approximately $1.6 million, or $950,000 after related taxes. The final form of any such legislation has been subject of continuing negotiation and cannot be assured. If the legislation is enacted during the current Congressional session, however, it is anticipated the assessment would be payable in 1996. Accordingly, this special assessment would significantly increase noninterest expense and adversely affect First Federal's results of operations. Conversely, depending on First Federal's capital level and supervisory rating, and assuming, although there can be no assurance, that the insurance premium levels for BIF and SAIF members are again equalized, deposit insurance premiums could decrease significantly to the minimum assessment for future periods.

         As part of the legislation, Congress is considering requiring all federal thrift institutions, such as First Federal, to either convert to a national bank or a state-chartered depository institution by January 1, 1998. The OTS also would be abolished and its functions transferred among the other federal banking regulators. Certain aspects of the legislation remain to be resolved and therefore no assurance can be given as to whether or in what form the legislation will be enacted or its effect on the Company and First Federal. Congress has passed a bill, which is expected to be signed by the President in September 1996, which will require the recapture of a portion of the First Federal's tax bad debt reserve, which is approximately $900,000 as of June 30, 1996. The recapture would occur over a six-year period and would begin with First Federal's fiscal year ending September 30, 1997.

TAKEOVER DEFENSIVE PROVISIONS

         Holding Company and Banks Governing Instruments. Certain provisions of the Company's Certificate of Incorporation and Bylaws assist the Company in maintaining its status as an independent publicly owned corporation. These provisions provide for, among other things, limiting voting rights of beneficial owners of more than 10% of the Common Stock, staggered terms for directors, noncumulative voting for directors, limits on the calling of special meetings, a fair price/supermajority vote requirement for certain business combinations and certain notice requirements (although the fair price/supermajority vote requirement is reduced to a majority vote if the Board of Directors votes in favor of a business combination). The 10% vote limitation would not affect the ability of an individual to solicit revocable proxies and to vote the shares represented by such proxies. In addition, provisions in First Federal's Charter that have an anti-takeover effect could also be applicable to changes in control of the Company as the sole shareholder of First Federal. First Federal's Charter includes a provision applicable for five years which prohibits acquisitions and offers to acquire, directly or indirectly, the beneficial ownership of more than 10% of First Federal's securities. Any person violating this restriction, which expires in September 1998, may not vote First Federal's securities in excess of 10%. Any or all of these provisions may serve to entrench current management and to discourage potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors.

         Regulatory and Statutory Provisions. Federal law requires OTS approval prior to the acquisition of "control" (as defined in OTS regulations) of an insured institution, including a holding company thereof. In the event that holders of revocable proxies for more than 25% of the shares of Common Stock acting as a group or in concert with other proxy holders seek, among other things, to elect one-third or more of the Company's Board of Directors, to cause the Company's stockholders to approve the acquisition or corporate reorganization of the Company or to exert a continuing influence on a material aspect of the business operations of the Company, such actions could be deemed to be a change of control, subject to OTS approval. Similar regulations of the FRB apply to the Company due to its status as a bank holding company. A Delaware statute also limits the circumstances under which a Delaware corporation may engage in any business combinations (as defined by the statute) with an interested stockholder (i.e., any person or entity that owns 15% or more of the voting stock).

         Employment Agreements and Other Benefit Plans - Voting Control of Directors and Executive Officers. The employment agreements between First Federal and its executive officers and certain provisions of the Company's 1993 Stock Option and Incentive Plan provide for benefits and cash payments in the event of a change in control of the Company or First Federal. The Company's Management Recognition Plan provides for accelerated vesting of restricted stock awards in the event of a change in control. These provisions may increase the cost of, and thereby discourage, takeover attempts of the Company or First Federal.

COMPETITION

         The Company experiences strong competition in its local market area in both originating loans and attracting deposits. This competition arises principally from commercial banks, as well as savings association, mortgage bankers, credit unions, insurance companies and brokerage houses. Such competition may limit the Company's growth in the future.

                                   THE COMPANY

         First Midwest was organized in 1993 to act as the holding company for First Federal upon completion of First Federal's conversion from the mutual to the stock form of organization (the "Conversion"). On September 20, 1993, the Company acquired all of the shares of First Federal in connection with the completion of the Conversion.

         First Federal, headquartered in Storm Lake, Iowa, was originally chartered in 1954 as an Iowa-chartered savings and loan association. During 1957, First Federal converted to a federal mutual charter and in September 1993, in connection with the Conversion, amended its charter to become a federal stock savings bank. Its deposits are insured up to the applicable limits by the FDIC. First Federal currently serves Buena Vista, Calhoun, Ida, Pocahontas, Polk and Sac counties in Iowa and Brookings County in South Dakota. First Federal conducts its business through its main office and branch office in Storm Lake, Iowa, six other locations in its primary market area in Iowa, and two offices in Brookings, South Dakota. At June 30, 1996, the Company had total assets of $342.1 million, deposits of $203.9 million, and shareholders' equity of $39.0 million.

         On September ____, 1996, the Company completed the acquisition of CWB, the holding company for Security, resulting in Security becoming a stand-alone first tier subsidiary of the Company. Upon consummation of the Merger, each CWB stockholder became entitled to receive ____________, for an aggregate Merger consideration of approximately $____ million. As of June 30, 1996, CWB had total consolidated assets of $30.0 million, deposits of $26.4 million and stockholders' equity of $2.5 million. Security currently conducts its business through its three full service offices in Casey, Menlo and Stuart, Iowa. For further financial information relating to CWB and Security, see "Unaudited Pro Forma Combined Financial Information" and "Unaudited Historical Financial Information of Central West Bancorporation" contained herein.

         First Federal and Security are community-oriented financial institutions offering a variety of financial services to meet the needs of the communities it serves. The principal business of First Federal historically has consisted of attracting retail deposits from the general public and investing those funds primarily in one- to four-family residential mortgage loans and, to a lesser extent, commercial and multi-family real estate, agricultural operating and real estate, construction, consumer and commercial business loans primarily in First Federal's market area. Recently, First Federal's lending activities have expanded to include an increased emphasis on originations and purchases of commercial and multi-family real estate loans. The principal business of Security has been and continues to be attracting retail deposits from the general public and investing those funds in agricultural real estate and operating loans and, to a lesser extent, one- to four-family residential, commercial business and consumer loans. The Company and the Banks also purchase mortgage-backed securities and invest in U.S. Government and agency obligations and other permissible investments.

         The Company's revenues are derived primarily from interest on mortgage loans, mortgage-backed securities, investments, consumer loans, agricultural operating loans, commercial business loans, income from service charges and loan originations, loan servicing fee income, and income from the sale of mutual funds, insurance products, annuities and brokerage services through its service corporation subsidiaries.

         The executive offices of First Midwest are located at Fifth at Erie, Storm Lake, Iowa 50588. Its telephone number at that address is (712) 732-4117.

         For additional information concerning the Company and First Federal, see "Incorporation of Certain Documents by Reference."

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Shares. All of the proceeds from the sale of the Shares will be received by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The Selling Stockholders are former CWB shareholders. The Shares were acquired by the Selling Stockholders in connection with the Merger. The following table sets forth the names of, and the number of shares of Common Stock to be owned upon consummation of the Merger by, each Selling Stockholder. Since the Selling Stockholders may sell all, some or none of their Shares, no estimate can be made of the aggregate number of Shares that are to be offered hereby or that will be owned by each Selling Stockholder upon completion of the offering to which this Prospectus relates.

         The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below:

                                               SHARES OF
SELLING STOCKHOLDER                          COMMON STOCK          POSITIONS WITH CWB AND SECURITY
- -------------------------                    ------------          -------------------------------
Casey Cable Company                            18,107              *
Harl Oil Company, Inc.                          7,052              **
William M. Wilson                               8,791              Chairman of the Board of CWB and
                                                                   Director of Security
Jack Ellis                                      8,793              Director of CWB
Robert E. Feilmeyer                             7,052              Director of CWB
Earl M. Kading                                 18,326              Director of CWB
Eugene A. Kading                                9,491              Director of CWB
Norman B. Kading Funnel Trust                  17,584              ***
E. Charlene Kalbach                            19,762              Director of CWB and Security
Marvin J. Larsen                                7,052              Director and Vice President of CWB
Wayne F. O'Brien                                8,642              Director of CWB
Darrell D. Ocheltree                            7,052              Director of CWB and Security
Donald E. Peers                                17,584              Director of CWB
Colleen G. Ruppert                             18,323              Director of CWB
Harold J. Scholl                                7,052              Director of CWB and Chairman of
                                                                   the Board of Security
Claude F. Havick                                9,337              Director, Treasurer and Secretary of
                                                                   CWB; Director, President and Chief
                                                                   Executive Officer of Security

*        Keith  Caltrider,  a Director of CWB, is the  President  of Casey Cable
         Company.

** James A. Harl, a Director of CWB and Vice Chairman of the Board of Directors of Security, is the President and owner of Harl Oil Company.

*** Norman B. Kading, a Director of CWB, is the income beneficiary of the Norman B. Kading Funeral Trust.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders have advised the Company that the Shares may be sold from time to time by the Selling Stockholders, or their transferees, on the Nasdaq Stock Market or any national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, or through negotiated transactions or otherwise. The Shares will not be sold in an underwritten public offering. The Shares will be sold at prices and on terms then prevailing, at prices related to the then-current market price, or at negotiated prices. The Selling Stockholders may effect sales of the Shares directly or by or through agents, brokers or dealers and the Shares may be sold by one or more of the following methods: (i) ordinary brokerage transactions,
(ii) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus, and (iii) in "block" sales. In effecting sales, broker-dealers engaged by any Selling Stockholder and/or the purchasers of the Shares may arrange for other broker-dealers to participate. Broker-dealers will receive commissions, concessions or discounts from the Selling Stockholder and/or the purchasers of the Shares in amounts to be negotiated prior to the sale. Sales will be made only through broker-dealers registered as such in a subject jurisdiction or in transactions exempt from such registration.

         The Company is required under the Stockholder Agreement to comply with the requirements of Rule 144(c) under the Securities Act regarding the availability of current public information about the Company.

         In offering the Shares covered by this Prospectus, the Selling Stockholders and any brokers, dealers or agents who participate in a sale of the Shares by the Selling Stockholders may be considered "underwriters" within the meaning of Section 2(11) of the Securities Act, and the compensation of any broker/dealers may be deemed to be underwriting discounts and commissions.

         As required by the Stockholders Agreement, the Company has filed the Registration Statement, of which this Prospectus forms a part, with respect to the sale of the Shares. First Midwest has agreed to use all reasonable efforts to keep the Registration Statement effective for a period commencing on the effective date of the Registration Statement and terminating 24 months thereafter.

         The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders. The Company will bear all of the costs of registering the Shares under the Securities Act.

                                     EXPERTS

         The consolidated financial statements and the related notes to financial statements incorporated in this Prospectus by reference from First Midwest's Annual Report on Form 10-KSB for the year ended September 30, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the Common Stock offered in this Prospectus will be passed upon for the Company by Silver, Freedman & Taff, L.L.P. (a limited liability partnership including professional corporations), Washington, D.C.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

         The unaudited pro forma combined financial statements are intended for informational purposes and are not necessarily indicative of the future financial position or future results of operations of the combined company, or of the financial position or the results of operations of the combined company that would have actually occurred had the acquisition been in effect as of the date or for the periods presented. The unaudited pro forma combined financial statements and the accompanying notes should be read in conjunction with and are qualified in their entirety by (i) the consolidated financial statements, including the accompanying notes, of First Midwest, which are contained in First Midwest's 1995 Annual Report to Stockholders and its Quarterly Reports on Form 10-QSB, which reports are incorporated by reference herein and (ii) the consolidated unaudited financial statements of CWB, which are contained elsewhere herein. See "Unaudited Historical Financial Information of Central West Bancorporation."

First Midwest Financial, Inc.
Pro Forma Consolidated Statement of Condition
As of June 30, 1996

                                                                                                                          Pro Forma
                               First        First      First                                                                First
                              Midwest     Federal     Services  Brookings                        Pro Forma                 Midwest
                             Financial, Savings Bank Financial   Service    Security       Consolidating Entries          Financial,
                                Inc.                    Ltd        Corp     State Bank     Debits         Credits           Inc.
                              -------     -------     -------    -------    -------        -------         -------        -------
Cash & Bank Accounts          1,138,552    6,841,480    393,779    332,883    655,480                 (1)   743,475       8,618,699
Daily Funds                           0    8,403,384          0          0    450,000                                     8,853,384
Investment Securities         1,548,005   46,767,219          0          0 10,169,009                                    58,484,233
Mortgage Backed Securities            0   37,815,732          0          0          0                                    37,815,732
Loans Receivable, net         3,467,200  220,261,161          0          0 17,127,227                 (1)   967,200     239,888,388
Accrued Interest                 64,037    3,515,504          0          0    497,627                                     4,077,167
Real Estate Owned                     0      112,773          0          0          0                                       112,773
Investment in Subsidiary     37,681,877      781,527          0          0          0                 (1) 38,463,404              0
Property and Equipment          113,256    2,690,677      1,785         73    956,442                                     3,762,233
Goodwill                              0    2,578,788          0          0  2,765,459                                     5,344,247
Other Assets                    204,711    5,804,984      4,054     96,912     50,980                 (1)    22,463       6,139,177
                             ---------   -----------    -------    ------- ----------                                   -----------
  Total Assets               44,217,638  335,573,230    399,617    429,868 32,672,224                                   373,096,035
                             ==========  ===========    =======    ======= ==========                                   ===========

Deposits                              0  204,657,241          0          0 26,437,616 (1)    743,475                    230,351,382
FHLB Advances                         0   93,290,539          0          0          0                                    93,290,539
Retail Repurchase Agreements          0    1,979,918          0          0          0                                     1,979,918
Other Borrowings - ESOP               0      967,200          0          0          0 (1)    967,200                              0
Accrued Interest Payable         18,931      752,469          0          0    128,412                                       899,812
Accrued Income Taxes           (22,314)      440,479      (466)     11,661     46,400                                       475,761
Other Liabilities               966,888    1,719,669      2,649     34,114    388,046 (1)     22,463                      3,088,903
                             ---------   -----------    -------    ------- ----------                                   -----------
  Total Liabilities             963,506  303,807,515      2,182     45,776 27,000,474                                   330,086,314
                             ---------   -----------    -------    ------- ----------                                   -----------

Common Stock                     21,636       20,135     25,000     40,000    300,000 (1)    385,135                         21,636
Add'l Paid in Capital        23,585,964   27,237,369          0          0  5,371,750 (1) 32,609,119                     23,585,964
Retained Earnings            23,773,343    5,564,324    372,435    344,092          0 (1)  6,280,851                     23,773,343
Unrealized Gain on AFS
  Securities                     16,669     (244,412)         0          0          0                                      (227,743)
Less: Treasury Stock at Cost (3,331,780)           0          0          0          0                                    (3,331,780)
Less: Obligation under ESOP   (811,700)    (811,700)          0          0          0                 (1)   811,700        (811,700)
                             ---------   -----------    -------    ------- ----------                                   -----------
  Total Equity               43,254,132   31,765,715    397,435    384,092  5,671,750                                    43,009,720
                             ---------   -----------    -------    ------- ----------                                   -----------
  Total Liabilities & Equity 44,217,638  335,573,230    399,617    429,868 32,672,224     41,008,242      41,008,242    373,096,035
                             ==========  ===========    =======    ======= ==========     ==========      ==========    ===========

(1)  To record pro forma consolidating entrie.

First Midwest Financial, Inc.
(Holding Company Only)
Pro Forma Statement of Condition
As of June 30, 1996

                                                                                                                        Pro Forma
                                                                                        Pro Forma                     First Midwest
                                        First Midwest      Central West                Adjustments                      Financial,
                                       Financial, Inc.    Bancorporation        Debits             Credits                Inc.
                                          ----------        ---------           ------             -------             ----------
Cash & Bank Accounts                         931,571            9,023     (1)   2,000,000  (2)(3)  1,802,042            1,138,552
Daily Funds                                        0                0                                                           0
Investment Securities                      1,548,005                0                                                   1,548,005
Mortgage Backed Securities                         0                0                                                           0
Loans Receivable, net                      3,467,200                0                                                   3,467,200
Accrued Interest                              64,037                0                                                      64,037
Real Estate Owned                                  0                0                                                           0
Investment in Subsidiary                  34,010,127        2,906,291     (2)   2,765,459     (1)  2,000,000           37,681,877
Property and Equipment                        15,106           98,150                                                     113,256
Goodwill                                           0                0                                                           0
Other Assets                                 180,711           24,000                                                     204,711
                                          ----------        ---------                                                  ----------
  Total Assets                            40,216,757        3,037,464                                                  44,217,638
                                          ==========        =========                                                  ==========

Deposits                                           0                0                                                           0
FHLB Advances                                      0                0                                                           0
Retail Repurchase Agreements                       0                0                                                           0
Other Borrowings                                   0          475,000     (3)     475,000                                       0
Accrued Interest Payable                           0           18,931                                                      18,931
Accrued Income Taxes                        (22,314)                0                                                    (22,314)
Other Liabilities                            966,066              822                                                     966,888
                                          ----------        ---------                                                  ----------
  Total Liabilities                          943,753          494,753                                                     963,506
                                          ----------        ---------                                                  ----------

Common Stock                                  19,905          727,500     (2)     727,500     (2)      1,731               21,636
Add'l Paid in Capital                     19,606,567            9,000     (2)       9,000     (2)  3,979,397           23,585,964
Retained Earnings                         23,773,343        1,806,211     (2)   1,806,211                              23,773,343
Unrealized Gain on AFS Securities             16,669                0                                                      16,669
Less: Treasury Stock at Cost             (3,331,780)                0                                                 (3,331,780)
Less: Obligation under ESOP                (811,700)                0                                                   (811,700)
                                          ----------        ---------                                                  ----------
  Total Equity                            39,273,004        2,542,711                                                  43,254,132
                                          ----------        ---------                                                  ----------
  Total Liabilities & Equity              40,216,757        3,037,464           7,783,170          7,783,170           44,217,638
                                          ==========        =========           =========          =========           ==========


(1)  To record proposed dividend from First Federal Savings Bank of the Midwest.

                                                        Debit             Credit
                                                        -----             ------

        Cash & Bank Accounts                          2,000,000
        Investment in Subsidiary                                       2,000,000

(2)  To record purchase of Central West Bancorporation.
                                                        Debit             Credit
                                                        -----             ------

        Common Stock - CWB                              727,500
        Additional Paid-in Capital - CWB                  9,000
        Retained Earnings                             1,806,211
        Investment in Subsidary (push-down of
          goodwill)                                   2,765,459
        Cash & Bank Accounts                                           1,327,042
        Common Stock - FMFI                                                1,731
        Additional Paid-in Capital - FMFI                              3,979,397

        (Based on estimated total purchase price of $5,308,170, 25% in cash and 75% in stock valued at $23.00 per share)

(3)  To record repayment of debt.
                                                        Debit             Credit
                                                        -----             ------

        Other Borrowings                                475,000
        Cash & Bank Accounts                                             475,000

First Federal Savings Bank of the Midwest
Pro Forma Statement of Condition
As of June 30, 1996

                                                                                Pro Forma                              Pro Forma
                                              First Federal                    Adjustments                           First Federal
                                              Savings Bank               Debits                Credits               Savings Bank
                                              ------------               ------                -------               -------------
Cash & Bank Accounts                              6,841,480                                                              6,841,480
Daily Funds                                      10,403,384                          (1)       2,000,000                 8,403,384
Investment Securities                            46,767,219                                                             46,767,219
Mortgage Backed Securities                       37,815,732                                                             37,815,732
Loans Receivable, net                           220,261,161                                                            220,261,161
Accrued Interest                                  3,515,504                                                              3,515,504
Real Estate Owned                                   112,773                                                                112,773
Investment in Subsidiary                            781,527                                                                781,527
Property and Equipment                            2,690,677                                                              2,690,677
Goodwill                                          2,578,788                                                              2,578,788
Other Assets                                      5,804,984                                                              5,804,984
                                                -----------                                                            -----------
  Total Assets                                  337,573,230                                                            335,573,230
                                                ===========                                                            ===========


Deposits                                        204,657,241                                                            204,657,241
FHLB Advances                                    93,290,539                                                             93,290,539
Retail Repurchase Agreements                      1,979,918                                                              1,979,918
Other Borrowings - ESOP                             967,200                                                                967,200
Accrued Interest Payable                            752,469                                                                752,469
Accrued Income Taxes                                440,479                                                                440,479
Other Liabilities                                 1,719,669                                                              1,719,669
                                                -----------                                                            -----------
  Total Liabilities                             303,807,515                                                            303,807,515
                                                -----------                                                            -----------

Common Stock                                         20,135                                                                 20,135
Add'l Paid in Capital                            27,237,369                                                             27,237,369
Retained Earnings                                 7,564,324    (1)       2,000,000                                       5,564,324
Unrealized Gain on AFS Securities                 (244,412)                                                              (244,412)
Less: Treasury Stock at Cost                              0                                                                      0
Less: Obligation under ESOP                       (811,700)                                                              (811,700)
                                                -----------                                                            -----------
  Total Equity                                   33,765,715                                                             31,765,715
                                                -----------                                                            -----------
  Total Liabilities & Equity                    337,573,230              2,000,000             2,000,000               335,573,230
                                                ===========              =========             =========               ===========

(1)  To record proposed dividend to First Midwest Financial, Inc.

                                                  Debit                Credit
        Retained Earnings                        2,000,000
        Daily Funds                                                  2,000,000

Security State Bank
Pro Forma Statement of Condition
As of June 30, 1996

                                                                                 Pro Forma                          Pro Forma
                                                Security                        Adjustments                         Security
                                               State Bank                Debits               Credits              State Bank
                                               ----------                ------               -------              ----------
Cash & Bank Accounts                              655,480                                                              655,480
Daily Funds                                       450,000                                                              450,000
Investment Securities                          10,169,009                                                           10,169,009
Mortgage Backed Securities                              0                                                                    0
Loans Receivable, net                          17,127,227                                                           17,127,227
Accrued Interest                                  497,627                                                              497,627
Real Estate Owned                                       0                                                                    0
Investment in Subsidiary                                0                                                                    0
Property and Equipment                            956,442                                                              956,442
Goodwill                                                0      (1)     2,765,459                                     2,765,459
Other Assets                                       50,980                                                               50,980
                                               ----------                                                           ----------
  Total Assets                                 29,906,765                                                           32,672,224
                                               ==========                                                           ==========

Deposits                                       26,437,616                                                           26,437,616
FHLB Advances                                           0                                                                    0
Retail Repurchase Agreements                            0                                                                    0
Other Borrowings                                        0                                                                    0
Accrued Interest Payable                          128,412                                                              128,412
Accrued Income Taxes                               46,400                                                               46,400
Other Liabilities                                 388,046                                                              388,046
                                               ----------                                                           ----------
  Total Liabilities                            27,000,474                                                           27,000,474
                                               ----------                                                           ----------

Common Stock                                      300,000                                                              300,000
Add'l Paid in Capital                           1,050,000                        (1)(2)     4,321,750                5,371,750
Retained Earnings                               1,556,291      (2)     1,556,291                                             0
Unrealized Gain on AFS Securities                       0                                                                    0
Less: Treasury Stock at Cost                            0                                                                    0
Less: Obligation under ESOP                             0                                                                    0
                                               ----------                                                           ----------
  Total Equity                                  2,906,291                                                            5,671,750
                                               ----------                                                           ----------
  Total Liabilities & Equity                   29,906,765              4,321,750            4,321,750               32,672,224
                                               ==========              =========            =========               ==========

(1) To record push-down of goodwill from First Midwest Financial, Inc.

                                                      Debit               Credit
                                                      -----               ------

        Goodwill                                    2,765,459
        Additional Paid-in Capital                                     2,765,459
    (Goodwill estimated to be total purchase price less net equity of Central
     West Bancorporation)

(2) To record transfer of retained earnings to additional paid-in capital in conjunction with purchase.
                                                      Debit               Credit
                                                      -----               ------

        Retained Earnings                           1,556,291
        Additional Paid-in Capital                                     1,556,291

First Midwest Financial, Inc.
Pro Forma Statement of Income
Giving Effect to Acquisition of Central West Bancorporation
For the Nine Months Ended June 30, 1996

                                                                                             Pro Forma
                                  First Midwest                                            First Midwest
                                    Financial,  Central West              Pro Forma          Financial,
                                      Inc.      Bancorporation           Adjustments            Inc.
                                  ------------  --------------           -----------       ------------
Interest on loans                   13,639,540      1,183,957                                14,823,497
Interest on investments              3,953,154        489,101  (1)(2)      (56,061)           4,386,194
Other interest income                  231,951              0                                   231,951
                                    ----------      ---------                                ----------
  Total interest income             17,824,645      1,673,058                                19,441,642

Interest on deposits                 7,179,840        869,255                                 8,049,095
Interest on borrowings               2,922,944         35,663                                 2,958,607
                                    ----------      ---------                                ----------
  Total interest expense            10,102,784        904,918                                11,007,702

    Interest income before
    provision for loss on loans      7,721,861        768,141                                 8,433,941

    Provision for loss on loans         90,000         13,250                                   103,250
                                    ----------      ---------                                ----------
    Net interest income              7,631,861        754,891                                 8,330,691

Non-interest income:
  Loan fees and service charges        629,521        158,306                                   787,827
  Gain/(loss) on sale of assets         56,366        (6,870)                                    49,496
  Other non-interest income            363,089         36,219                                   399,308
                                    ----------      ---------                                ----------
    Total non-interest income        1,048,976        187,655                                 1,236,631

Non-interest expense:
  Compensation and benefits          2,810,482        326,072                                 3,136,554
  Amortization of goodwill             107,536              0     (3)       138,273             245,809
  Other non-interest expense         1,749,479        375,478                                 2,124,957
                                      --------       --------                                  --------
    Total non-interest expense       4,667,497        701,550                                 5,507,320
                                    ----------      ---------                                ----------
      Income before income tax       4,013,340        240,996                                 4,060,002

      Income tax expense/(benefit)   1,617,507         71,409     (4)      (21,303)           1,667,613
                                      --------       --------              --------            --------
        Net income                   2,395,833        169,586             (173,031)           2,392,388
                                     =========       ========              =======            =========
Net income per weighted
  average common share
  outstanding (fully-diluted)            $1.34                                                    $1.22
                                    ==========                                                =========
Weighted average common
  shares outstanding                 1,793,254                                                1,966,347
Shares issued in transaction           173,093

(1)    To adjust for reduction in interest earnings on cash paid:
       - Cash portion of purchase price x average federal funds rate during period.
       - ($1,327,042 x 5.50% x 9/12 = $54,740)

(2) To adjust for reduction in interest income on cash dividends paid on additional outstanding shares:
       - Weighted average cash dividends paid (3 quarters) x average federal funds rate during period.
       - ($24,017 x 5.50% = $1,321)

(3)    To adjust for amortization of goodwill:
       - Estimated  goodwill  amortized straight-line over 15 years.
       - ($2,765,459 / 15 x 9/12 = $138,273)

(4)    To adjust for tax effect of reduced  interest  income:
       - Reduced interest income x effective tax rate.
       - ($56,061 x 38% = $21,303)

First Midwest Financial, Inc.
Pro Forma Statement of Income
Giving Effect to Acquisition of Central West Bancorporation
For the Fiscal Year Ended September 30, 1995

                                                                                            Pro Forma
                                   First Midwest                                          First Midwest
                                    Financial,    Central West           Pro Forma           Financial,
                                       Inc.      Bancorporation         Adjustments            Inc.
                                    ----------   --------------         -----------       -------------
Interest on loans                   13,768,064      1,424,846                                15,192,910
Interest on investments              7,015,145        549,528  (1)(2)      (75,313)           7,489,360
Other interest income                  270,261              0                                   270,261
                                    ----------      ---------                                ----------
  Total interest income             21,053,470      1,974,374                                22,952,531

Interest on deposits                 8,245,227        985,159                                 9,230,386
Interest on borrowings               3,403,497         54,143                                 3,457,640
                                    ----------      ---------                                ----------
  Total interest expense            11,648,724      1,039,301                                12,688,025

    Interest income before
      provision for loss on loans    9,404,746        935,073                                10,264,506
    Provision for loss on loans        250,000         43,500                                   293,500
                                    ----------      ---------                                ----------
    Net interest income              9,154,746        891,573                                 9,971,006

Non-interest income:
  Loan fees and service charges        712,345        165,552                                   877,897
  Gain/(loss) on sale of assets      1,070,247        (5,133)                                 1,065,114
  Other non-interest income            503,878         38,381                                   542,259
                                    ----------      ---------                                ----------
    Total non-interest income        2,286,470        198,800                                 2,485,270

Non-interest expense:
  Compensation and benefits          3,400,190        410,342                                 3,810,532
  Amortization of goodwill             125,160              0     (3)       184,364             309,524
  Other non-interest expense         2,050,827        455,838                                 2,506,665
                                    ----------      ---------                                ----------
    Total non-interest expense       5,576,177        866,180                                 6,626,721

      Income before income tax       5,865,039        224,193                                 5,829,555

      Income tax expense/(benefit)   2,320,687         52,709     (4)      (28,619)           2,344,777
                                     ---------       --------              --------            --------
        Net income                   3,544,352        171,485             (231,058)           3,484,779
                                     =========       ========              =======            =========
Net income per weighted
  average common share
  outstanding (fully-diluted)            $1.99                                                    $1.78

Weighted average common
  shares outstanding                 1,780,592                                                1,953,685

Shares issued in transaction           173,093

(1)    To adjust for reduction in interest earnings on cash paid:
       - Cash portion of purchase price x average federal funds rate during period.
       - ($1,327,042 x 5.59% = $74,182)

(2) To adjust for reduction in interest income on cash dividends paid on additional outstanding shares:
       - Weighted average cash dividends paid (3 quarters) x average federal funds rate during period.
       - ($19,473 x 5.81% = $1,131)

       To adjust for amortization of goodwill:
       - Estimated  goodwill  amortized straight-line over 15 years.
       - ($2,765,459 / 15 = $184,364)

(4)    To adjust for tax effect of reduced interest income:
       - Reduced interest income x effective tax rate.
       - ($75,313 x 38% = $28,619)

    UNAUDITED HISTORICAL FINANCIAL INFORMATION OF CENTRAL WEST BANCORPORATION

         The following table sets forth, for the periods indicated, the available financial information of CWB. The following financial data reflects, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to a fair presentation of such data. Results for the six months ended June 30, 1996 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole.

Central West Bancorporation
Consolidated Statement of Condition
As of June 30, 1996

                                       Central West      Security                 Consolidating Entries
                                      Bancorporation    State Bank             Debits              Credits          Combined
                                      --------------    ----------             ------              -------          --------
Cash & Bank Accounts                          9,023         655,480                                                     664,503
Daily Funds                                       0         450,000                                                     450,000
Investment Securities                             0      10,169,009                                                  10,169,009
Mortgage Backed Securities                        0               0                                                           0
Loans Receivable, net                             0      17,127,227                                                  17,127,227
Accrued Interest                                  0         497,627                                                     497,627
Real Estate Owned                                 0               0                                                           0
Investment in Subsidiary                  2,906,291               0                       (1)     2,906,291                   0
Property and Equipment                       98,150         956,442                                                   1,054,592
Goodwill                                          0               0                                                           0
Other Assets                                 24,000          50,980                                                      74,980
                                          ---------      ----------                                                  ----------
  Total Assets                            3,037,464      29,906,765                                                  30,037,938
                                          =========      ==========                                                  ==========

Deposits                                          0      26,437,616                                                  26,437,616
FHLB Advances                                     0               0                                                           0
Retail Repurchase Agreements                      0               0                                                           0
Other Borrowings                            475,000               0                                                     475,000
Accrued Interest Payable                     18,931         128,412                                                     147,343
Accrued Income Taxes                              0          46,400                                                      46,400
Other Liabilities                               822         388,046                                                     388,868
                                         ----------      ----------                                                  ----------
  Total Liabilities                         494,753      27,000,474                                                  27,495,227
                                            -------      ----------                                                  ----------

Common Stock                                727,500         300,000   (1)       300,000                                 727,500
Add'l Paid in Capital                         9,000       1,050,000   (1)     1,050,000                                   9,000
Retained Earnings                         1,806,211       1,556,291   (1)     1,556,291                               1,806,211
Unrealized Gain on AFS Securities                 0               0                                                           0
Less: Treasury Stock at Cost                      0               0                                                           0
Less: Obligation under ESOP                       0               0                                                           0
                                          ---------       ---------                                                  ----------
  Total Equity                            2,542,711       2,906,291                                                   2,542,711
                                          ---------       ---------                                                  ----------
  Total Liabilities & Equity              3,037,464      29,906,765           2,906,291           2,906,291          30,037,938
                                          =========      ==========           =========           =========          ==========

(1)  To record consolidating entries.

Central West Bancorporation
Consolidated Statement of Condition
As of December 31, 1995

                                        Central West      Security              Consolidating Entries
                                       Bancorporation    State Bank           Debits              Credits              Combined
                                       --------------    ----------           ------              -------              --------

Cash & Bank Accounts                        163,383       1,141,847                                                     1,305,230
Daily Funds                                       0               0                                                             0
Investment Securities                             0      10,826,633                                                    10,826,633
Mortgage Backed Securities                        0               0                                                             0
Loans Receivable, net                             0      16,782,806                                                    16,782,806
Accrued Interest                                  0         574,900                                                       574,900
Real Estate Owned                                 0               0                                                             0
Investment in Subsidiary                  2,741,833               0                       (1)     2,741,833                     0
Property and Equipment                      118,828         985,000                                                     1,103,828
Goodwill                                          0               0                                                             0
Other Assets                                  6,863          18,605                                                        25,468
                                          ---------      ----------                                                    ----------
  Total Assets                            3,030,907      30,329,791                                                    30,618,865
                                          =========      ==========                                                    ==========

Deposits                                          0      26,824,488                                                    26,824,488
FHLB Advances                                     0               0                                                             0
Retail Repurchase Agreements                      0               0                                                             0
Other Borrowings                            475,000               0                                                       475,000
Accrued Interest Payable                     50,420         119,881                                                       170,301
Accrued Income Taxes                              0               0                                                             0
Other Liabilities                            95,900         604,589                                                       700,489
                                            -------      ----------                                                    ----------
  Total Liabilities                         621,320      27,548,958                                                    28,170,278
                                            -------      ----------                                                    ----------

Common Stock                                727,500         300,000   (1)       300,000                                   727,500
Add'l Paid in Capital                         9,000       1,050,000   (1)     1,050,000                                     9,000
Retained Earnings                         1,673,087       1,391,833   (1)     1,391,833                                 1,673,087
Unrealized Gain on AFS Securities                 0          39,000                                                        39,000
Less: Treasury Stock at Cost                      0               0                                                             0
Less: Obligation under ESOP                       0               0                                                             0
                                          ---------      ----------                                                    ----------
  Total Equity                            2,409,587       2,780,833                                                     2,448,587
                                          ---------      ----------                                                    ----------
  Total Liabilities & Equity              3,030,907      30,329,791           2,741,833           2,741,833            30,618,865
                                          =========      ==========           =========           =========            ==========

(1)  To record consolidating entries.

Central West Bancorporation
Consolidated Statements of Income
For the Six months Ended June 30, 1996 and the Years Ended December 31, 1995 and 1994

                                                         6/30/96             12/31/95             12/31/94
                                                        ---------           ---------            ---------
Interest on loans                                         812,344           1,486,451            1,240,031
Interest on investments                                   344,155             579,785              458,755
Other interest income                                           0                   0                    0
                                                        ---------           ---------            ---------
  Total interest income                                 1,156,499           2,066,236            1,698,786

Interest on deposits                                      601,200           1,072,220              723,974
Interest on borrowings                                     21,477              56,742               46,344
                                                        ---------           ---------            ---------
  Total interest expense                                  622,677           1,128,962              770,318

    Interest income before
      provision for loss on loans                         533,822             937,274              928,468

    Provision for loss on loans                                 0              53,000               15,000
                                                        ---------           ---------            ---------
    Net interest income                                   533,822             884,274              913,468

Non-interest income:
  Loan and service fees                                   118,476             159,318              184,253
  Gain/(loss) on sale of assets                           (6,236)             (2,535)             (12,926)
  Other non-interest income                                26,100              40,475               32,100
                                                        ---------           ---------            ---------
    Total non-interest income                             138,340             197,258              203,427

Non-interest expense:
  Compensation and benefits                               216,515             438,227              326,687
  Amortization of goodwill                                      0                   0                    0
  Other non-interest expense                              258,023             469,819              413,893
                                                        ---------           ---------            ---------
    Total non-interest expense                            474,538             908,046              740,580

      Income before income tax                            197,624             173,486              376,315

      Income tax expense/(benefit)                         64,500              27,637              127,924
                                                        ---------           ---------            ---------

        Net income                                        133,124             145,849              248,391
                                                        =========           =========            =========

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE IN THE PROSPECTUS

         The expenses relating to the registration of the shares of Common Stock being offered hereby will be borne by First Midwest Financial, Inc. ("First Midwest"). Such expenses are estimated as follows:

          Item                                          Amount
Securities and Exchange Commission                      $ 1,425
 Registration Fee
Legal Fees and Expenses                                  12,000
Accounting Fees and Expenses                              1,500
Miscellaneous Expenses                                    1,075
                                                        -------
         Total                                          $16,000
                                                        =======

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article Tenth of First Midwest's Certificate of Incorporation provides for indemnification of directors and officers of First Midwest against any and all liabilities, judgments, fines and reasonable settlements, costs, expenses and attorneys' fees incurred in any actual, threatened or potential proceeding, except to the extent that such indemnification is limited by Delaware law and such law cannot be varied by contract or bylaw. Article Tenth also provides for the authority to purchase insurance with respect thereto.

         Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation's Board of Directors to grant indemnity under certain circumstances to directors and officers, when made, or threatened to be made, parties to certain proceedings by reason of such status with the corporation, against judgments, fines, settlements and expenses, including attorneys' fees. In addition, under certain circumstances such persons may be indemnified against expenses actually and reasonably incurred in defense of a proceeding by or on behalf of the corporation. Similarly, the corporation, under certain circumstances, is authorized to indemnify directors and officers of other corporations or enterprises who are serving as such at the request of the corporation, when such persons are made, or threatened to be made, parties to certain proceedings by reason of such status, against judgments, fines, settlements and expenses, including attorneys' fees; and under certain circumstances, such persons may be indemnified against expenses actually and reasonably incurred in connection with the defense or settlement of a proceeding by or in the right of such other corporation or enterprise. Indemnification is permitted where such person (i) was acting in good faith; (ii) was acting in a manner he reasonably believed to be in or not opposed to the best interests of the corporation or other corporation or enterprise, as appropriate; (iii) with respect to a criminal proceeding, has no reasonable cause to believe his conduct was unlawful; and (iv) was not adjudged to be liable to the corporation or other corporation or enterprise (unless the court where the proceeding was brought determines that such person is fairly and reasonably entitled to indemnity).

         Unless ordered by a court, indemnification may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (i) by the Board of Directors of First Midwest by a majority vote of a quorum consisting of directors not at the time parties to such proceeding; or
(ii) if such a quorum cannot be obtained or the quorum so directs, then by independent legal counsel in a written opinion; or (iii) by the stockholders.

         Section 145 also permits expenses incurred by directors and officers in defending a proceeding to be paid by the corporation in advance of the final disposition of such proceedings upon the receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation against such expenses.

         First Midwest maintains directors and officers liability insurance.


ITEM 16. EXHIBITS

         The  following   Exhibits  are  filed  as  part  of  this  Registration
Statement.

2 Agreement and Plan of Merger and Reorganization, dated as of May 20, 1996, by and between First Midwest and Central West Bancorporation.

4.1      Certificate  of  Incorporation  of First Midwest  (previously  filed as
         Exhibit 3.1 to First Midwest's Registration Statement on Form S-1, dated June 17, 1993 (No. 33-64654) and incorporated herein by reference).

4.2 Bylaws of First Midwest (previously filed as Exhibit 3.2 to First Midwest's Registration Statement on Form S-1, dated June 17, 1993 (No. 33-64654) and incorporated herein by reference).

5 Opinion of Silver, Freedman & Taff, L.L.P. as to legality of the securities being registered

23.1     Consent of Silver, Freedman & Taff, L.L.P.

23.2     Consent of Deloitte & Touche LLP

24       Power of Attorney (set forth on signature page)


ITEM7. UNDERTAKINGS

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Storm Lake, State of Iowa, on August 9, 1996.

                                   FIRST MIDWEST FINANCIAL, INC.



                                   By:    /s/ James S. Haahr
                                          James S. Haahr, Chairman of the Board,
                                          President and Chief Executive Officer
                                         (Duly Authorized Representative)



         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James S. Haahr or Steven P. Myers, or either of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming said attorneys-in-fact and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



/s/ James S. Haahr                                Date:  August 9, 1996
- ------------------
James S. Haahr, Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)


/s/ Steven P. Myers                               Date:  August 9, 1996
- -------------------
Steven P. Myers , Vice Chairman of the Board


/s/E. Thurman Gaskill                             Date:  August 9, 1996
- ---------------------
E. Thurman Gaskill


/s/ Rodney G. Muilenburg                          Date:  August 9, 1996
- ------------------------
Rodney G. Muilenburg, Director


/s/ J. Tyler Haahr                                Date:  August 9, 1996
- ------------------
J. Tyler Haahr, Director


/s/ E. Wayne Cooley                               Date:  August 9, 1996
- ------------------------
E. Wayne Cooley, Director


/s/Donald J. Winchell                             Date:  August 9, 1996
- ---------------------
Donald J. Winchell, Vice President and Chief Financial
Officer (Principal Financial and Accounting Officer)


/s/ Jeanne Partlow                                Date:  August 9, 1996
- ------------------
Jeanne Partlow, Director

                                  EXHIBIT INDEX

         The following Exhibits are filed in connection with the Registration Statement of First Midwest Financial, Inc. on Form S-3, pursuant to the requirements of Item 601 of Regulation S-B:




Exhibit No.                            Exhibit

2        Agreement   and  Plan  of  Merger  and   Reorganization   (the  "Merger
         Agreement"), dated as of May 20, 1996, by and between First Midwest Financial, Inc. ("First Midwest") and Central West Bancorporation.

4.1      Certificate  of  Incorporation  of First Midwest  (previously  filed as
         Exhibit 3.1 to First Midwest's Registration Statement on Form S-1, dated June 17, 1993, No. 33-64654 and incorporated herein by reference).

4.2 Bylaws of First Midwest (previously filed as Exhibit 3.2 to First Midwest's Registration Statement on Form S-1, dated June 17, 1993, No. 33-64654 and incorporated herein by reference).

5 Opinion of Silver, Freedman & Taff, L.L.P. as to legality of the securities being registered.

23.1     Consent of Silver, Freedman & Taff, L.L.P.

23.2     Consent of Deloitte & Touche LLP.

24       Power of Attorney (set forth on signature page).